Supplemental Material for Financial Results for FY2012 (Consolidated)

< U.S. GAAP >

	FY2011										FY2012										FY2013
	1Q (2010/4-6)		2Q (2010/7-9)		3Q (2010/10-12)		4Q (2011/1-3)		12 months (’10/4-’11/3)		1Q (2011/4-6)		2Q (2011/7-9)		3Q (2011/10-12)		4Q (2012/1-3)		12 months (’11/4-’12/3)		Forecast 12 months (’12/4-’13/3)
Vehicle Production (thousands of units)	1,793		1,853		1,803		1,720		7,169		1,189		1,884		1,952		2,410		7,435		—
(Japan) – including Daihatsu & Hino	970		1,024		924		803		3,721		556		1,015		1,104		1,266		3,940		—
[Daihatsu]	[165	]	[167	]	[154	]	[133	]	[619	]	[122	]	[162	]	[193	]	[214	]	[690	]	[—	]
[Hino]	[24	]	[26	]	[26	]	[23	]	[99	]	[23	]	[29	]	[34	]	[45	]	[131	]	[—	]
(Overseas) – including Daihatsu & Hino	823		829		879		917		3,448		633		869		848		1,144		3,495		—
[Daihatsu]	[40	]	[37	]	[48	]	[45	]	[170	]	[42	]	[52	]	[52	]	[55	]	[202	]	[—	]
[Hino]	[2	]	[3	]	[2	]	[2	]	[9	]	[1	]	[4	]	[3	]	[4	]	[12	]	[—	]
North America	343		327		323		345		1,338		188		276		367		443		1,275		—
Europe	83		82		100		107		372		75		78		109		120		383		—
Asia	299		326		353		366		1,344		280		411		274		477		1,441		—
Central and South America	39		37		39		32		148		36		35		42		38		152		—
Oceania	31		30		27		25		113		21		28		20		24		93		—
Africa	28		27		37		42		133		33		41		36		42		151		—
Vehicle Sales (thousands of units)	1,820		1,895		1,802		1,791		7,308		1,221		1,805		1,969		2,357		7,352		8,700
[First Half 6 months]									[3,715	]									[3,026	]	[4,340	]
(Japan) – including Daihatsu & Hino	500		586		403		425		1,913		292		505		561		714		2,071		2,200
[Daihatsu]	[137	]	[153	]	[110	]	[128	]	[528	]	[107	]	[139	]	[152	]	[199	]	[597	]	[660	]
[Hino]	[6	]	[7	]	[8	]	[8	]	[29	]	[5	]	[11	]	[10	]	[11	]	[37	]	[40	]
(Overseas) – including Daihatsu & Hino	1,320		1,309		1,399		1,366		5,395		929		1,300		1,408		1,643		5,281		6,500
[Daihatsu]	[44	]	[39	]	[45	]	[42	]	[170	]	[40	]	[50	]	[47	]	[48	]	[185	]	[190	]
[Hino]	[19	]	[20	]	[19	]	[20	]	[79	]	[16	]	[21	]	[22	]	[30	]	[90	]	[110	]
North America	526		515		507		483		2,031		276		413		579		604		1,872		2,350
Europe	187		181		208		220		796		174		187		219		218		798		860
Asia	285		289		335		345		1,255		259		355		279		433		1,327		1,780
Central and South America	69		75		76		60		281		52		75		84		78		289		360
Oceania	62		54		70		61		248		34		61		61		67		223		270
Africa	49		46		57		58		209		40		55		62		57		214		280
Middle East	140		148		145		137		569		91		152		123		184		550		600
Other	2		1		1		2		6		3		2		1		2		8		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,072		2,166		2,086		2,099		8,423		1,616		2,058		2,174		2,485		8,334		—
Housing Sales (units)	866		1,333		1,356		1,602		5,157		879		1,562		1,436		1,822		5,699		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2012 (Consolidated)

< U.S. GAAP >

	FY2011					FY2012					FY2013
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	Forecast 12 months (’12/4-’13/3)
Foreign Exchange Rates
Yen to US Dollar Rate	92	86	83	82	86	82	78	77	79	79	as premise: 80
Yen to Euro Rate	117	111	112	113	113	117	110	104	104	109	as premise: 105
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	50.1	46.1	48.9	44.6	47.3	37.7	44.8	48.2	47.7	45.5	approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.2	43.3	44.6	41.9	43.7	37.1	42.9	45.8	44.5	43.2	—
Number of Employees (Note 1)	319,910	318,001	317,734	317,716	317,716	322,046	322,809	324,747	325,905	325,905	—
Net Revenues (billions of yen)	4,871.8	4,806.7	4,673.1	4,642.0	18,993.6	3,441.0	4,574.9	4,865.2	5,702.5	18,583.6	22,000.0
Geographic Information
Japan	2,806.6	2,919.6	2,686.1	2,573.9	10,986.2	1,784.5	2,869.0	3,024.2	3,489.6	11,167.3	—
North America	1,483.6	1,337.6	1,333.3	1,274.5	5,429.1	853.5	1,085.7	1,379.5	1,432.9	4,751.8	—
Europe	459.8	465.3	524.2	532.1	1,981.4	459.9	499.2	527.0	507.8	1,993.9	—
Asia	834.9	794.2	835.1	910.5	3,374.6	700.0	827.3	704.2	1,102.9	3,334.2	—
Other	453.7	408.0	489.7	457.7	1,809.1	368.8	455.3	460.2	475.9	1,760.1	—
Elimination	-1,166.8	-1,118.0	-1,195.3	-1,106.7	-4,586.8	-725.7	-1,161.6	-1,229.9	-1,306.7	-4,423.9	—
Business Segment
Automotive	4,467.8	4,395.8	4,255.1	4,218.5	17,337.3	3,060.8	4,183.1	4,471.4	5,279.0	16,994.5	—
Financial Services	307.6	296.3	297.5	290.8	1,192.2	285.8	271.0	271.5	272.0	1,100.3	—
All Other	212.9	233.5	238.0	287.8	972.2	190.5	255.2	272.2	331.0	1,048.9	—
Elimination	-116.5	-118.9	-117.5	-155.1	-508.1	-96.1	-134.4	-149.9	-179.6	-560.1	—
Operating Income (billions of yen)	211.6	111.5	99.0	46.1	468.2	-108.0	75.4	149.6	238.5	355.6	1,000.0
(Operating Income Ratio) (%)	(4.3)	(2.3)	(2.1)	(1.0)	(2.5)	(-3.1)	(1.6)	(3.1)	(4.2)	(1.9)	(4.5)
Geographic Information
Japan	-27.5	-24.5	-122.4	-188.0	-362.4	-206.6	-69.3	-30.5	99.4	-207.0	—
North America	109.7	36.1	105.2	88.4	339.5	28.9	32.5	90.3	34.5	186.4	—
Europe	-6.8	-2.1	2.2	19.8	13.1	-7.5	5.6	10.4	9.2	17.7	—
Asia	90.2	74.0	68.6	80.2	313.0	60.1	70.4	40.5	85.7	256.7	—
Other	41.0	31.9	44.3	42.9	160.1	21.0	37.1	37.9	12.8	108.8	—
Elimination	5.0	-3.9	1.1	2.8	4.9	-3.9	-0.9	1.0	-3.3	-7.1	—
Business Segment
Automotive	96.7	33.0	-27.5	-16.2	86.0	-202.5	-7.5	57.1	174.5	21.6	—
Financial Services	115.1	68.6	116.4	58.1	358.2	94.6	76.4	83.5	51.9	306.4	—
All Other	4.0	10.7	13.4	7.1	35.2	-2.0	9.9	15.3	18.8	42.0	—
Elimination	-4.2	-0.8	-3.3	-2.9	-11.2	1.9	-3.4	-6.3	-6.7	-14.5	—
Income before Income Taxes (billions of yen)	263.0	129.1	129.6	41.5	563.2	-80.5	79.1	198.6	235.6	432.8	1,160.0
(Income before Income Taxes Ratio) (%)	(5.4)	(2.7)	(2.8)	(0.9)	(3.0)	(-2.3)	(1.7)	(4.1)	(4.1)	(2.3)	(5.3)
Equity in Earnings of Affiliated Companies (billions of yen)	70.0	63.8	46.9	34.3	215.0	40.2	39.3	55.6	62.5	197.7	—
Net Income (Note 2) (billions of yen)	190.4	98.7	93.6	25.4	408.1	1.1	80.4	80.9	121.0	283.5	760.0
(Net Income Ratio) (%)	(3.9)	(2.1)	(2.0)	(0.5)	(2.1)	(0.0)	(1.8)	(1.7)	(2.1)	(1.5)	(3.5)
Shareholder Return
Cash Dividends (Note 3) (billions of yen)	—	62.7	—	94.1	156.8	—	62.7	—	95.0	157.7	—
Cash Dividends per Share (yen)	—	20	—	30	50	—	20	—	30	50	—
Payout Ratio (%)	—	21.7	—	79.1	38.4	—	76.9	—	47.0	55.6	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	—

Supplemental 2

Supplemental Material for Financial Results for FY2012 (Consolidated)

< U.S. GAAP >

	FY2011					FY2012					FY2013
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	Forecast 12 months (’12/4-’13/3)
R&D Expenses (billions of yen)	182.9	187.6	179.1	180.7	730.3	186.5	190.8	190.3	212.2	779.8	810.0
Depreciation Expenses (Note 4) (billions of yen)	197.5	202.0	204.8	208.0	812.3	168.9	188.3	187.0	188.5	732.9	730.0
Geographic Information
Japan	115.1	127.9	131.1	133.2	507.3	98.9	118.8	117.4	118.1	453.3	440.0
North America	41.5	35.5	34.3	34.4	145.7	35.1	34.3	36.2	36.4	141.9	140.0
Europe	16.6	15.4	15.6	15.5	63.1	13.4	13.5	13.4	10.7	51.1	50.0
Asia	15.2	14.6	15.8	15.2	60.8	12.8	12.9	12.4	14.7	52.8	60.0
Other	9.1	8.6	8.0	9.7	35.4	8.7	8.8	7.6	8.4	33.6	40.0
Capital Expenditures (Note 4) (billions of yen)	92.6	147.0	138.7	263.9	642.3	116.4	147.3	154.8	288.0	706.7	820.0
Geographic Information
Japan	44.5	89.4	62.5	143.2	339.6	54.3	68.3	82.9	162.7	368.4	400.0
North America	20.7	25.2	31.5	65.2	142.6	18.3	14.2	18.4	25.8	76.7	130.0
Europe	4.9	3.2	4.5	19.4	32.0	4.4	7.8	5.2	8.7	26.1	40.0
Asia	15.4	19.9	27.8	14.7	77.8	25.0	34.0	31.5	58.1	148.5	200.0
Other	7.1	9.3	12.4	21.4	50.3	14.4	23.0	16.8	32.6	86.8	50.0
Total Liquid Assets (Note 5) (billions of yen)	5,044.6	5,104.3	4,976.5	4,943.4	4,943.4	4,779.6	4,702.1	4,683.9	4,968.1	4,968.1	—
Total Assets (billions of yen)	29,781.5	29,437.7	29,234.3	29,818.1	29,818.1	29,284.8	28,387.5	28,761.6	30,650.9	30,650.9	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,186.0	10,223.4	10,229.9	10,332.3	10,332.3	10,241.0	10,016.4	10,023.8	10,550.2	10,550.2	—
Return on Equity(Note 2) (%)	7.4	3.9	3.7	1.0	3.9	0.0	3.2	3.2	4.7	2.7	—
Return on Asset(Note 2) (%)	2.5	1.3	1.3	0.3	1.4	0.0	1.1	1.1	1.6	0.9	—
Number of Consolidated Subsidiaries	—	—	—	—	511	—	—	—	—	507	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	56	—	—	—	—	57	—

Analysis of Consolidated Net Income for FY2012(Note 2) (billions of yen, approximately)	4Q (2012/1-3)	12 months (’11/4-’12/3)
Marketing Efforts	270.0	150.0
Effects of Changes in Exchange Rates	-50.0	-250.0
Cost Reduction Efforts	70.0	150.0
From Engineering	55.0	110.0
From Manufacturing and Logistics	15.0	40.0
Increases in Expenses, etc.	-70.0	-100.0
Other	-27.6	-62.6
(Changes in Operating Income)	192.4	-112.6
Non-operating Income	1.6	-17.7
Equity in Earnings of Affiliated Companies	28.2	-17.3
Income Taxes, Net Income Attributable to the Noncontrolling Interest	-126.6	23.0
(Changes in Net Income)(Note 2)	95.6	-124.6

Supplemental 3